Exhibit 99.1

FANGDD ANNOUNCES BOARD AND COMMITTEE CHANGES

SHENZHEN, China, July 19, 2022 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (Nasdaq: DUO) (“FangDD” or the “Company”), a leading property technology company in China, today announced that Company’s board of directors (the “Board”) has appointed Mr. Yang Li as (i) a director of the Company, (ii) the chairman of the Audit Committee, (iii) the chairman of the Compensation Committee, and (iv) a member of the Nominating and Corporate Governance Committee, to succeed Mr. Johnny Kar Ling Ng, who has resigned from these positions for personal reasons. These Board and committee changes became effective today.

Mr. Yang Li has over 24 years of experience in a wide range of financial and accounting fields, including external and internal auditing, financial planning and analysis and financial due diligence. Mr. Yang Li is currently the managing partner of ThinkBridge CPAs, a professional accounting firm providing assurance, business management and financial consulting services. Prior to joining ThinkBridge CPAs in December 2012, Mr. Li was a partner at Shanghai NuoDe Certified Public Accounts Co., Ltd. from August 2004 to November 2012, where he advised clients in China on finance, management and risk management issues. Prior to that, Mr. Li worked at multiple auditing and consulting firms, including Ernst & Young, Arthur Andersen, PricewaterhouseCoopers and Shanghai De’An Certified Public Accountants, where he was responsible for auditing and financial consulting. Mr. Li has served as an independent director of Shanghai Kaytune Industrial Co., Ltd. (SSE: 301001) since 2019. Mr. Li received a bachelor’s degree from Shanghai International Studies University and a master’s degree at China Europe International Business School. Mr. Li is a member of the Chinese Institute of Certified Public Accountants and the Association of International Accountants.

The Board has determined that Mr. Li satisfies the independence requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and is qualified as an “audit committee financial expert” as defined in the instructions to Item 16A of the Form 20-F.

“On behalf of FangDD and the Board, I would like to take this opportunity to express our gratitude and appreciation to Mr. Ng for his contribution to the Company during his tenure of service.” Mr. Xi Zeng, Chairman of the Board and Chief Executive Officer of FangDD, commented. “We are delighted to have Mr. Li join our Board and committees, and we are confident that Mr. Li will bring extraordinary expertise and experience to support our strategic development.”

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a leading property technology company in China, operating one of the largest online real estate marketplaces in the country. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com